LIFESCI ACQUISITION CORP.

250 W. 55th St., #3401

New York, NY 10019

December 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Re: LifeSci Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed November 27, 2020

File No. 001-39244

Dear Ms. Adams:

LifeSci Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 3, 2020, regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed with the Commission on November 27, 2020. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Revised Preliminary Proxy Statement on Schedule 14A filed November 27, 2020

Q: Do any of LSAC’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 9

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With reference to prior comment 2, we note your disclosures on page 92 indicating that Chardan served as financial advisor to LSAC during the merger negotiations. Please revise to explain what, if any, compensation was or is payable to Chardan for rendering these or other services.

RESPONSE: For the Staff’s information, no compensation was or is payable to Chardan for serving as financial advisor to the Company in connection with the merger or in connection with any other services provided to the Company, other than the underwriting discount (including the deferred underwriting discount) payable to Chardan in connection with the Company’s IPO. We will accordingly add this disclosure to the Definitive Proxy Statement to be filed with the Commission under “Q: Do any of LSAC’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?”.

We thank the Staff in advance for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Andrew McDonald
Andrew McDonald Chief Executive Officer

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